

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2024

Zvi Alon
Chief Executive Officer
Tigo Energy, Inc.
655 Campbell Technology Parkway, Suite 150
Campbell, California 95008

> **Re: Tigo Energy, Inc.**
> **Registration Statement on Form S-3**
> **Filed on September 9, 2024**
> **File No. 333-282013**

Dear Zvi Alon:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jenny O'Shanick at 202-551-8005 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc:     Joel Rubinstein